EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 16 February 2021

9 February 2021	Director/PDMR Shareholding
2 February 2021	Director/PDMR Shareholding
1 February 2021	Total Voting Rights
21 January 2021	Grid Guide to the Future of Gas: ESG virtual event
20 January 2021	Director/PDMR Shareholding
20 January 2021	Publication of Final Terms

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

28 January 2021	Board Committee Changes